Q3 Investor Update: Petal in the Press

AS SEEN ON

USA TODAY
SPY
Us WEEKLY
Forbes
AEDIT AESTHETIC EDIT
Scary Mommy
apartment therapy
Women'sHealth

This quarter was an all-out blitz on the media.

Here are the highlights:

Apartment Therapy	USA Today	AEDIT
Scary Mommy	Women's Health	Us Weekly
Men's Journal	Spy.com	kitchn

We also had an exciting group of celebrities who have requested Petal including:

Sofia Vergara, Brad Pitt, Harry Styles, Reese Witherspoon, Jada Pinkett Smith, Serena Williams, Chip & Joanna Gaines, Cindy Crawford and many more!

New Wholesale Partners

hive | LIFETOGO | GRAY & GRAHAM SALON

zero ish | LITTLE SPARK refill shop | CONSCIOUS LIVING SHOP

Q3 was our best quarter in the history of the company and September was our best month ever! Our momentum is really growing and I'm excited for Q4.

One ask - if you haven't already, please visit our Wefunder crowd funding campaign. We are very close to the $50k milestone which a big one for the Wefunder platform. Once we hit $50k, Wefunder will include us in an email newsletter and other promotions. Anything you can do to share our campaign is huge right now and I appreciate all of your support!

As always, please reach out if you have any questions. Here's to clean hands for a clean world!


PETAL IS GROWING
We've open our crowdfunding round and you can own a piece of Petal!
Learn More



Jason Domangue

Founder, CEO
Petal

Thank You Jason!

I am so excited to get Petal into your hands and home. Removing plastic and waste from your hand washing routine is a small but HUGE step towards a sustainable lifestyle. I am honored that Petal is part of your journey.

Be sure to follow us on our social channels below for product updates, beautiful images from our community members and positive, sustainable vibes 🌎

Here's to clean hands for a cleaner world!



Jason Domangue

Founder, CEO
Petal


PETAL IS GROWING
We've open our crowdfunding round and you can own a piece of Petal!
Learn More

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.